JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

December 28, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I; File Nos. 811-21295; 333-103022 – Post-Effective Amendment No. 467

Dear Ms. White:

This letter is in response to the comments you provided with respect to the registration statement for JPMorgan Trust I (the “Trust”) with respect to the registration of new Select Class shares of the JPMorgan Small Cap Core Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 on or around December 29, 2016. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

PROSPECTUS COMMENTS

1.	Comment: Please confirm that the fee waivers will be in effect for at least one year and that no recoupment is permitted under the Fund’s fee waiver agreement.

Response: The Fund confirms that the fee waivers will be in effect for at least one year and that under the terms of its fee waiver agreement, the applicable service providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

2.	Comment: If the Fund is currently focused on a particular sector or industry other than those currently disclosed, please consider disclosing the risks associated with such sector or industry.

Response: While the Fund may focus its investments in a particular sector or industry in the adviser’s discretion from time to time, currently, the Fund does not anticipate that there is a particular sector or industry in which it will consistently focus its investments.

3.	Comment: Please include disclosure in response to Instruction 3(b) of Item 4(b)(2) of Form N-1A.

Response: The requested disclosure will be included.

4.	Comment: Please revise the “Additional Information About the Fund’s Investment Strategies” section so that the disclosure does not alternate between principal and non-principal strategies.

Response: The disclosure will be revised to minimize alternating between principal and non-principal strategies. However, we would note that, in other multi-fund prospectuses that may include the Fund, it may be appropriate to structure the section differently.

5.	Comment: The “Real Estate Securities Risk” section of “More About the Fund” includes risk disclosure about “sub-prime” mortgages. If these investments are principal investments, please include disclosure in the principal strategy section.

Response: Investments in “sub-prime” mortgages are not principal investments for the Fund.

6.	Comment: Please revise the heading “Additional Risks” to clarify that they are non-principal risks.

Response: We respectfully disagree that there is a need to revise the heading. We believe that the contrast between “Main Risks” and “Additional Risks” is sufficient to identify the risks as non-principal.

7.	Comment: Please confirm that the number shown under “management fee (net of waivers)” included in the “The Fund’s Management and Administration” section is correct.

Response: We hereby confirm that the number shown under “management fee (net of waivers)” is correct. The fee waiver agreement in place for one of the Fund’s existing classes required larger waivers of the Fund’s management fee in the last fiscal year than is required during the current fiscal year. Therefore, the apparent inconsistency between the fee table and the “management fee (net of waivers)” disclosure later in the prospectus is not incorrect.

8.	Comment: Please disclose the required minimum investment amount in the “Minimum Account Balance” section.

Response: The required minimum investment amount is included in the chart in “Choosing a Share Class” earlier in the prospectus along with a footnote referencing the “Minimum Account Balance” section for more information. Therefore, we respectfully disagree that the additional information is also required in the “Minimum Account Balance” section.

9.	Comment: Please disclose in the “Shareholder Statements and Reports” section the fee that J.P. Morgan Funds will charge to produce statements that are older than two years.

Response: We respectfully disagree that this information is required to be included in the Fund’s statutory prospectus. If a shareholder requests such statements, he or she will be given more information about the specific cost.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”) COMMENTS

10.	Comment: The non-fundamental policies for the Fund discuss how an investment in a Mauritius holding company would be treated. If investments in Mauritius holding companies are part of the Fund’s principal investment strategies, please include such investments in the Fund’s prospectus.

Response: Investments in Mauritius holding companies are not principal investments for the Fund.

11.	Comment: Part II of the SAI indicates that in evaluating portfolio managers, performance “is compared to the appropriate market peer group and to competitive indices JPMorgan has identified for the investment strategy.” Please disclose the benchmark for the Fund in the Registration Statement as required by Item 20(b) of Form N-1A.

Response: The requested information was included in the “Portfolio Managers—Portfolio Manager Compensation” section of Part I of the SAI in Post-Effective Amendment No. 467.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary

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